FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 20, 2007	Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

WORLD POKER TOUR® BETS ON CASINO — WITH CRYPTOLOGIC

WPT’s Internet casino powered exclusively by CryptoLogic’s award-winning software

August 20, 2007 (Dublin, IRELAND, and Toronto, CANADA) – Vegas-style online casino action is now available from one of the world’s top names in poker entertainment. CryptoLogic Limited, a leading software developer to the global Internet gaming market, has launched a new casino on World Poker Tour®’s (WPT) gaming site (www.worldpokertour.com), customized to match the look, feel and functionality that WPT’s devoted players enjoy.

Under an agreement between CryptoLogic’s wholly-owned subsidiary, WagerLogic Ltd., and WPT Enterprises Inc. (Nasdaq: WTPE), CryptoLogic will be the sole software provider for the new casino site. The companies also joined forces in April to launch WPT’s new Internet poker room, featuring CryptoLogic’s proven poker software.

“For CryptoLogic, WPT’s new casino site builds on a great partnership that brings together one of the biggest names in gaming with one of the biggest names in e-gaming software,” said Javaid Aziz, CryptoLogic’s President and CEO. “CryptoLogic’s award-winning software has earned WPT’s confidence, and it’s exciting to see casino and poker together on this very popular site. Together, we’re providing an exceptional entertainment experience to players worldwide.”

The new site will feature a “10-pack” of CryptoLogic’s most popular award-winning games. These include Millionaire’s Club, CryptoLogic’s proprietary mega-progressive jackpot slot that recently paid out the two largest jackpots in online gaming history — more than $8 million and $4 million, respectively. The site will also feature fan favourites Hulk and Thor in smash-hit Marvel jackpot slots, and the phenomenally successful casual slot games, Cubis and Bejeweled — all available exclusively to CryptoLogic licensees.

“For WPT, it was important to offer a superior casino experience with integrity and innovation — and CryptoLogic was the natural fit,” said Steven Lipscomb, President, Founder and CEO of WPT Enterprises. “CryptoLogic’s poker software has been extremely popular with our customers, and by adding some of the Internet’s most popular casino games, the player’s experience at WPT will be second to none.”

WorldPokerTour.com becomes the latest major brand to join CryptoLogic’s casino customer base, which also includes famous names such as InterCasino, William Hill, Littlewoods and Playboy. CryptoLogic has earned the honour of Top Casino Software from Online Gambling Magazine in each of the last two years. The award, based on the votes of readers, players and website visitors, is widely considered the industry’s top honour.

TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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“By providing a ‘mini-casino’ of our top-performing games, we’re helping customers build player loyalty — and profitability,” said A.J. Slivinski, Managing Director of WagerLogic. “The combination of top quality games from CryptoLogic -- and rapid deployment by WagerLogic -- is yet another competitive advantage for our customers, and our business.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright Ó 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

About WPTE

WPT Enterprises, Inc. (Nasdaq: WPTE) is a company engaged in the creation of internationally branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes. WPTE is the creator of the World Poker Tour®, a television show based on a series of high-stakes poker tournaments that airs on the Travel Channel in the United States and is scheduled to begin broadcasting on GSN in early 2008. WPT is licensed for broadcast globally. WPTE also offers real-money online gaming on its website, www.worldpokertour.com. which prohibits wagers from players in the U.S. and certain other restricted territories. WPTE currently licenses its brand to companies in the business of poker equipment and instruction, apparel, publishing, electronic and wireless entertainment, DVD/home entertainment, casino games, and giftware. The company is also engaged in the sale of corporate sponsorships. For show information, tools for improving poker play, and other WPT news, fans may log on to www.worldpokertour.com. WPTE is a majority owned subsidiary of Lakes Entertainment, Inc. (Nasdaq: LACO).  Photos and media information can be found online at: www.worldpokertour.com/media

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American & gaming industry media)
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 229/kpassmore@argylecommunications.com
Corfin Communications (UK media)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

WPTEG

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by WPT Enterprises, Inc.) contains statements that are forward-looking, such as statements relating to the expansion of WPTE's brand licensing, the development of new television and film projects, the development of WPTE corporate sponsors and other business development activities, as well as statements regarding other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of WPTE. These risks and uncertainties include, but are not limited to, WPTE's significant dependence on the Travel Channel as a current source of revenue and GSN as a future source of revenue, and the risk that GSN will not exercise its options to air season of the WPT series beyond Season VI; difficulty of predicting the growth of our online gaming business, which is a relatively new industry with an increasing number of market entrants; reliance on the efforts of CryptoLogic to develop and maintain the online gaming website in compliance with WPTE’s business model and applicable gaming laws; the potential that our television programming will fail to maintain a sufficient audience; the risk that competitors with greater financial resources or marketplace presence might develop television programming that would directly compete with WPTE's television programming; the risk that WPTE may not be able to protect its entertainment concepts, current and future brands and other intellectual property rights; risks associated with future expansion into new or complementary businesses; the termination or impairment of WPTE's relationships with key licensing and strategic partners; and WPTE's dependence on its senior management team. For more information, review WPTE's filings with the Securities and Exchange Commission.